Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction	% of Ownership
Raisewise USA, Inc.	New York	100%
Raisewise Sweden AB	Sweden	100%
Raisewise Morocco SARL	Morocco	80%